                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G
                                (Rule 13d-102)



      Information to be included in statement(s) filed pursuant to Rules 13d-1(b), (c), and (d) and amendments thereto pursuant to Rule 13d-2(b)


                                PETS.COM, INC.
         -------------------------------------------------------------
                               (Name of Issuer)


                        COMMON STOCK, $.00125 PAR VALUE
         -------------------------------------------------------------
                        (Title of Class of Securities)


                                   71676K109
         -------------------------------------------------------------
                     (CUSIP Number of Class of Securities)


                               December 31, 2000
         -------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

                               Page 1 of 9 Pages
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--------------------------------------------------------------------------------
CUSIP NO.                         Schedule 13G                 Page 2 of 9 Pages
94845V-10-7
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     Amazon.com NV Investment Holdings, Inc.  88-0470210
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [ ]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Nevada
--------------------------------------------------------------------------------
               5   SOLE VOTING POWER
NUMBER OF          -0-
SHARES         -----------------------------------------------------------------
BENEFICIALLY   6   SHARED VOTING POWER
OWNED BY           8,973,029
EACH           -----------------------------------------------------------------
REPORTING      7   SOLE DISPOSITIVE POWER
PERSON             -0-
WITH           -----------------------------------------------------------------
               8   SHARED DISPOSITIVE POWER
                   8,973,029
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,973,029
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     24.5%/1/
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
     CO
--------------------------------------------------------------------------------

--------------
/1/ Based on 36,660,961 shares of Common Stock outstanding at November 20, 2000, as reported by the Company in its definitive proxy statement filed with the Securities and Exchange Commission on December 28, 2000.

                               Page 2 of 9 Pages
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--------------------------------------------------------------------------------
CUSIP NO.                         Schedule 13G                 Page 3 of 9 Pages
71676K109
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Amazon.com, Inc.  91-1646860
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [ ]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
               5   SOLE VOTING POWER
NUMBER OF          -0-
SHARES         -----------------------------------------------------------------
BENEFICIALLY   6   SHARED VOTING POWER
OWNED BY           8,973,029
EACH           -----------------------------------------------------------------
REPORTING      7   SOLE DISPOSITIVE POWER
PERSON             -0-
WITH           -----------------------------------------------------------------
               8   SHARED DISPOSITIVE POWER
                   8,973,029
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,973,029
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     24.5%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
     CO
--------------------------------------------------------------------------------

                               Page 3 of 9 Pages
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                                  SCHEDULE 13G

Item 1(a).  Name of Issuer.

     This Schedule 13G relates to Pets.com, Inc., a Delaware corporation (the "Company").

Item 1(b).  Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at 945 Bryant Street, San Francisco, CA 94103.

Item 2(a)  Name of Person Filing.

     This Schedule 13G is being filed by Amazon.com NV Investment Holdings, Inc., a Nevada corporation.

Item 2(b)  Address of Principal Business Office or, if None, Residence.

     The business address of Amazon.com NV Investment Holdings, Inc. is 1600 East Newlands Drive, Fernley, Nevada 89408.

Item 2(c)  Citizenship.

     Amazon.com NV Investment Holdings, Inc. is a corporation organized under the laws of the state of Nevada.

Item 2(d)  Title of Class of Securities.

     This Schedule 13G relates to the Company's common stock, $0.00125 par value (the "Common Stock").

Item 2(e)  CUSIP Number.

     The CUSIP Number for the Company's Common Stock is 71676K109.

Item 1(a).  Name of Issuer.

     This Schedule 13G relates to Pets.com, Inc., a Delaware corporation (the "Company").

Item 1(b).  Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at 945 Bryant Street, San Francisco, CA 94103.

                               Page 4 of 9 Pages

Item 2(a).  Name of Person Filing.

     This Schedule 13G is being filed by Amazon.com, Inc., a Delaware corporation.

Item 2(b).  Address of Principal Business Office.

     The business address of Amazon.com, Inc. is 1200 12th Avenue South, Suite 1200, Seattle, Washington 98144.

Item 2(c).  Citizenship.

     Amazon.com, Inc. is a corporation organized under the laws of the state of Delaware.

Item 2(d).  Title of Class of Securities.

     This Schedule 13G relates to the Company's common stock, $.00125 par value (the "Common Stock").

Item 2(e).  CUSIP Number.

     The CUSIP Number for the Company's Common Stock is 71676K109.

Item 3.  If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
     (c), check whether the person filing is a:

(a)[ ]  Broker or dealer registered under Section 15 of the Act,

(b)[ ]  Bank as defined in Section 3(a)(6) of the Act,

(c)[ ]  Insurance company as defined in Section 3(a)(19) of the Act,

(d)[ ] Investment company registered under Section 8 of the Investment Company Act,

(e)[ ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

(f)[ ] An employee benefit plan, or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F),

(g)[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G),

(h)[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

                               Page 5 of 9 Pages

(j)[ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     Not applicable.

Item 4.  Ownership.

4.1  Amazon.com NV Investment Holdings, Inc. as of December 31, 2000:

     (a)  Amount beneficially owned:  8,973,029/2/

     (b)  Percent of class:  24.5%

     (c)  Number of shares as to which such person has:

            (i)  Sole power to vote or direct the vote:  -0-

           (ii)  Shared power to vote or to direct the vote:  8,973,029

          (iii)  Sole power to dispose or to direct the disposition of:  -0-

           (iv)  Shared power to dispose or to direct the disposition of:
                 8,973,029

4.2  Amazon.com, Inc. as of December 31, 2000:

     (a)  Amount beneficially owned:  8,973,029/3/

     (b)  Percent of class:  24.5%

     (c)  Number of shares as to which such person has:

            (i)  Sole power to vote or direct the vote:  -0-

           (ii)  Shared power to vote or to direct the vote:  8,973,029

          (iii)  Sole power to dispose or to direct the disposition of:  -0-

           (iv)  Shared power to dispose or to direct the disposition of:
                 8,973,029

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box: [ ]

-----------------------
/2/ Amazon.com NV Investment Holdings, Inc. is the "direct" beneficial owner of 8,973,029 shares of Pets.com, Inc. common stock.

/3/ Amazon.com, Inc. is the "indirect" beneficial owner of 8,973,029 shares of Pets.com, Inc. common stock, which shares are held directly by Amazon.com NV Investment Holdings, Inc., a wholly owned subsidiary of Amazon.com, Inc.

                               Page 6 of 9 Pages
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Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     Not applicable.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     Not applicable.

                               Page 7 of 9 Pages
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                                   SIGNATURE

     After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  February 12, 2001

                                       AMAZON.COM NV INVESTMENT
                                       HOLDINGS, INC.


                                       By: /s/ JENNIFER STEELE
                                           --------------------------
                                           Jennifer Steele
                                           Vice President and Treasurer

     Dated:  February 12, 2001

                                       AMAZON.COM, INC.


                                       By: /s/ MARK BRITTO
                                           --------------------------
                                           Mark Britto
                                           Senior Vice President

                               Page 8 of 9 Pages
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                                   Exhibit A

                            JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1), each of the undersigned parties hereby agrees to file this Schedule 13G jointly on behalf of each of them.

     Dated:  February 12, 2001

                                       AMAZON.COM NV INVESTMENT
                                       HOLDINGS, INC.


                                       By: /s/ JENNIFER STEELE
                                           --------------------------
                                           Jennifer Steele
                                           Vice President and Treasurer

     Dated:  February 12, 2001

                                       AMAZON.COM, INC.


                                       By: /s/ MARK BRITTO
                                           --------------------------
                                           Mark Britto
                                           Senior Vice President

                               Page 9 of 9 Pages